Writer’s Direct
310-482-5859
fax: 310-482-5869
mlipson@stamps.com

June 25, 2008

Via Edgar Correspondence

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stamps.com Inc. ("Stamps.com") Definitive Proxy

Dear Mr. Owings:

This letter shall serve as Stamps.com's response to the comments raised in your letter sent to Stamps.com dated May 6, 2008. The Stamps.com response to each comment shall be set forth immediately below each individual comment in sequence. For each response below, Stamps.com shall include such information in future filings as indicated.

Director Compensation Table, page 8

1.
Please clarify that the option award amounts were the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See Item 402(k)(2)(iv) of Regulation S-K. Also disclose the assumptions made in the valuation by reference to a discussion of all assumptions in the registrant's financial statements, footnotes to the financial statements or discussion in the management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K. Please provide similar disclosure in the notes to the summary compensation table. See Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Stamps.com Response

All option award values in our 2007 proxy were based on the values recognized for financial statement reporting purposes in accordance with FAS 123(R), under the assumptions included in footnote 2 to our audited financial statements for 2007 included in our Annual Report to Stockholders, excluding estimated forfeitures related to service-based vesting conditions.

We will include a similar statement in future proxy filings.

Compensation Discussion and Analysis, page 23

2.
Please ensure that your compensation discussion and analysis precedes the executive compensation tables. Compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1 of Securities Act Release 8732A.

Stamps.com Response

In our future proxy filings, the compensation discussion and analysis will precede the executive compensation tables.

Overall Methodology of Setting Compensation, page 23

3.
We note your disclosure that you used peer group benchmarks generated by Culpepper & Associates and Equilar, Inc. in your compensation-setting methodology. You have identified the companies in the Culpepper peer groups, but you have not identified the components of the Culpepper Weighted Average Benchmark or the Equilar peer groups. Please identify the companies in the benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.

Stamps.com Response

In future proxy filings, we will either provide all benchmark groups or note that we do not have the information.

With regard to 2007, Culpepper does not provide us with the names of the companies that are a part of the Culpepper Weighted Average Benchmark; the remaining Equilar Groups were as follows:

•
Equilar Total Compensation Peer Group (for our CEO as of March 5, 2008): Actuate Corp; Applix Inc; Art Technology Group Inc; Bankrate Inc; Bottomlilne Technologies Inc; Callidus Software Inc; Chordiant Software Inc; Concur Technologies Inc; eCollege.com; Keynote Systems Inc; Moldflow Corp; Netlogic Microsystems Inc; Netratings Inc; Netsmart Technologies Inc; OpenTV Corp; Phase Forward Inc; Quovadx Inc; Shutterfly Inc; Sumtotal Systems Inc; Synplicity Inc; Taleo Corp; TheStreet.com; Ultimate Software Group Inc; Vasco Data Security International Inc; Website Pros Inc..

•
Equilar Total Compensation Peer Group (for our CFO as of March 5, 2008): Actividentity Corp; Applix Inc; Art Technology group Inc; Autobytel Inc; Bottomline Technologies Inc; Chordiant Software Inc; Cogent, Inc; Concur Technologies Inc; Divx Inc; eCollege.com; Embarcadero Technologies Inc; Internet Capital Group Inc; Keynote Systems Inc; Knot Inc; Netlogic Microsystems Inc; Netratings Inc; Netsmart Technologies Inc; Online Resources Corp; Opentv Corp; Opnet Technologies Inc; Opsware Inc; Phase Forward Inc; Quovadx Inc; Shutterfly Inc; Smith Micro Software Inc; Spark Networks Plc; Sumtotal Systems Inc; Synchronoss Technologies Inc; Synplicity Inc; Ultimate Software Group Inc; Unica Corp; Vasco Data Security International Inc; Web.com, Inc;. Website Pros Inc.

•
Equilar Total Compensation Peer Group (for our Chief Marketing Officer as of March 5, 2008): Acme Packet Inc; Actuate Corp; Art Technology Group Inc; Bankrate Inc; Globecomm Systems Inc; Hittite Microwave Corp; Kenexa Corp; Key Technology Inc; Monolithic Power Systems Inc; Napco Security Systems Inc; Riverbed Technology, Inc.; Sipex Corp; Stratos International Inc; Supertex Inc; Synplicity Inc; Techwell Inc; Tier Technologies Inc; Volterra Semiconductor Corp; Web.com, Inc.; Website Pros Inc.

•
Equilar Total Compensation Peer Group (for our Vice President, Development as of March 5, 2008): Actuate Corp; Advanced Analogic Technologies Inc; Anaren inc; Art Technology Group Inc; Callidus Software Inc; Chordiant Software Inc; Hittite Microwave Corp; Isilon Systems, Inc.; Mips ; echnologies Inc; Napco Security Systems Inc; Netratings Inc; New Brunswick Scientific Co Inc; Nextest Systems Corp; Pericom Semiconductor Corp; Plx Technology Inc; Sipex Corp; Taleo Corp; Unica Corp

•
Equilar Total Compensation Peer Group (for our Vice President, Product and Service Operations as of March 5, 2008): Cogent, Inc.; Embarcadero Technologies Inc; Keynote Systems Inc; Netlogic; Microsystems Inc; Netscout Systems Inc; Pegasystems Inc; Shutterfly Inc.

Non-Equity Incentive Plan Compensation, page 25

4.
You have not disclosed the performance objectives necessary for the executives to receive the annual non-equity incentive you discuss. Please disclose or, to the extent you believe the disclosure of the company's and individual's performance targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target level or other factors.

Stamps.com Response

We will ensure that in our future filings, we will disclose the specific performance objectives necessary for the executives to receive the annual non-equity incentive payments.

With respect to performance objectives for 2008, the paragraph on page 26 of the proxy that describes the 2008 non-equity incentive plan would have been revised as follows:

On March 5, 2008, the Compensation Committee approved a non-equity incentive plan for 2008 (the “2008 Plan”) under which our executive management is eligible for cash bonus awards. The 2008 Plan set a base level aggregate bonus pool (the “Base Pool”), which may be adjusted based on our actual performance relative to targets for 2008 revenue, 2008 EBITDA, and 2008 customer acquisition. Depending on our actual 2008 performance in these areas, the final bonus pool could range from zero to twice the Base Pool. Once the final bonus pool is determined after year end, it will be allocated to individual employees by the Compensation Committee based on its assessment of that employee’s individual performance. No individual executive manager has an individual bonus guarantee under the 2008 Plan, so any individual manager could receive a bonus of zero. The Compensation Committee set the amount of the Base Pool so that executive management as a group would receive a total cash compensation for 2008 at approximately the median level (50th percentile) versus the projected Equilar Total Compensation Peer Groups. The final bonus awards could be higher or lower that those prescribed by the 2008 Plan at the discretion of the Compensation Committee. On February 13, 2008, the Company gave public guidance that it expected total fiscal 2008 revenue to be $80 to $90 million, and fiscal 2008 GAAP net income per share to be $0.60 to $0.70. The following table shows the estimated executive team compensation under the 2008 Plan under various example scenarios relative to the Company’s public guidance, and then comparing the resulting executive team compensation to the Equilar Total Compensation Peer Groups:

Company Performance vs. Public Guidance	Percentile vs. Equilar Total Compensation Peer Groups (1)

Below Low End Guidance ($75MM Revenue, $0.55 EPS)	34.1%

Low End Guidance ($80MM Revenue, $0.60 EPS)	40.6%

Middle of Guidance ($85.0MM Rev., $0.65 EPS)	45.9%

High End Guidance ($90MM Rev., $0.70 EPS)	51.4%

Above High End Guidance ($95MM, $0.75 EPS)	54.5%

(1)	This table assumes the 2008 customer acquisition level is such that it does not impact the outcome of the 2008 Plan in a positive or negative manner.

Equity Incentives, page 26

5.
Please revise to discuss any material differences in the policies and decisions made with respect to compensation paid to different named executive officers. For example, there is some disparity in the option awards granted to your named executive officers, however, this discussion does not appear to address why those disparities exist or how they were determined. Also, you disclose the percentage levels at which your named executive officers held stock and options, but you have not indicated whether you have specific ownership goals relative to the benchmarks. Please revise or advise.

Stamps.com Response

In our future proxy filings, we will disclose any material differences in the policies and decisions made with respect to compensation paid to different named executive officers. As we currently do not have specific ownership goals relative to benchmarks for our named executive officers, we will disclose this in our future filings.

With respect to 2007, in determining the number of options to be granted to the executive officers, the Compensation Committee took into account such factors as the individual’s position and scope of responsibility; the vesting period (and thus, retention value) remaining on the executive’s existing options, the executive’s ability to affect profitability and stockholder value; the individual’s historic and recent job performance; equity compensation for similar positions at comparable companies, and the value of stock options in relation to other elements of total compensation. For example, in the option grant made on May 21, 2007, our CEO received 260 thousand shares while the average for the remainder of the named executive officers was 106 thousand shares, reflecting the fact that our CEO has overall responsibility for our entire company and his job responsibilities are significantly greater than those of the other executive officers who are responsible for more specialized departments or corporate functions. In addition, our Chief Marketing Officer received a grant that was higher than the average grant for all named executive officers reflecting the fact that his pre-existing options and shares before the May 21 option grant were lower than the average of other named executive officers, and reflecting his strong historic and recent job performance.

Certain Relationships and Related Transactions, page 32

6.
Please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b) of Regulation S-K. Please expand the disclosure regarding your policies and procedures to discuss the standards to be applied and the types of transactions that are covered by such policies and procedures.

Stamps.com Response

Our future proxy filings will provide the required information regarding the policies and procedures for the review, approval or ratification of any related person transactions.

With regard to 2007, we have had an informal policy requiring that all related party transactions be submitted to our audit committee members not involved in the transaction for review and advance approval. After review, the audit committee approves the transactions which it determines in good faith are in, or are not inconsistent with, the best interests of our company and our stockholders. The audit committee is empowered to collect and review all material facts and all necessary data for each related party transaction. The procedures were not in writing for the prior fiscal year but our goal is to adopt a formal written "Related Party Transaction Policy" prior to the end of 2008.

Please feel free to contact me directly if you would like us to provide further information or if you have any additional questions relating to this matter.

Sincerely,

/s/ Matthew Lipson

Matthew A. Lipson
VP, Legal Affairs
and Associate General Counsel